Exhibit 99.1

Kellanova
Financial News Release

Analyst Contact:
John Renwick, CFA (269) 961-9050
Maxime Clermont, (269) 660-4224

Media Contact:
Kris Bahner, (269) 961-3799

Kellanova Reports Strong Third Quarter Results

Chicago, Ill. – October 31, 2024 – Kellanova (NYSE: K) today announced results for its third quarter of 2024.

Pending Transaction:
As announced on August 14, 2024, Mars, Incorporated, a family-owned, global leader in pet care, snacking, and food, and Kellanova, a leading company in global snacking, international cereal and noodles, North American plant-based foods, and frozen breakfast foods, had entered into a definitive agreement under which Mars has agreed to acquire Kellanova for $83.50 per share in cash. A shareowner vote on this proposed acquisition is scheduled for November 1, 2024. The transaction is subject to Kellanova shareowner approval and other customary closing conditions, including regulatory approvals, and is still expected to close within the first half of 2025.

Highlights of the Quarter:

•While net sales in the third quarter were negatively impacted by adverse currency translation, the Company’s organic-basis growth was above its long-term target range.

•Double-digit operating profit growth was sustained, as the Company continued to improve profit margins faster than expected.

•Earnings per share continued their double-digit growth momentum owing to higher operating profit.

•Due to the pending merger with Mars, Incorporated, Kellanova will not be providing forward-looking guidance.

“Our strong third-quarter results reflect once again our strategy and more growth-oriented and profitable portfolio as Kellanova,” commented Steve Cahillane, Kellanova’s Chairman, President, and Chief Executive Officer. “This performance is also a testament to the talent and engagement of a Kellanova organization that is executing at a high level as we prepare for our exciting next chapter as part of a global snacking powerhouse with Mars.”

Financial Summary:	Quarter ended			Year-to-date period ended
(millions, except per share data)	September 28, 2024	September 30, 2023	% Change	September 28, 2024	September 30, 2023	% Change
Reported Net Sales	$3,233	$3,255	(0.7)%	$9,625	$9,948	(3.2)%
Organic Net Sales *	$3,452	$3,255	6.1%	$10,411	$9,900	5.2%

Reported Operating Profit	$456	$414	10.3%	$1,342	$1,177	13.9%
Adjusted Operating Profit *	$441	$380	16.1%	$1,451	$1,226	18.3%
Currency-Neutral Adjusted Operating Profit *	$453	$380	19.4%	$1,492	$1,226	21.7%

Reported Diluted Earnings Per Share	$1.05	$0.57	84.2%	$2.83	$2.09	35.4%
Adjusted Diluted Earnings Per Share *	$0.91	$0.77	18.2%	$2.93	$2.45	19.6%
Currency-Neutral Adjusted Diluted Earnings Per Share *	$0.92	$0.77	19.5%	$2.99	$2.45	22.0%
* Non-GAAP financial measure. See "Non-GAAP Financial Measures" section and "Reconciliation of Non-GAAP Amounts" tables within this release for important information regarding these measures.
Third Quarter Consolidated Results
Third quarter 2024 GAAP (or "reported") net sales decreased by 1% year on year, as significantly adverse foreign currency translation offset increased price/mix and volume. On an organic basis, which excludes the impact of currency, the Company's net sales increased by 6%.

Through the first nine months of the year, reported net sales decreased by 3% year on year, as significantly adverse foreign currency translation and last year's Russia divestiture offset increased price/mix. On an organic basis, which excludes the impact of currency and divestiture, the Company's net sales increased by 5%.

Reported operating profit in the third quarter increased by 10% year on year, on a favorable swing in net mark-to-market, a continued improvement in gross profit margin, and reimbursement for transition services provided to WK Kellogg Co, partially offset by up-front charges related to network optimization projects and the proposed Mars merger. On an adjusted basis, which excludes mark-to-market and one-time charges, operating profit increased by 16%, and excluding currency translation, operating profit increased by 19%.

Through the first nine months of the year, reported operating profit increased by 14% year on year reflecting an improvement in gross profit margin, positive net mark-to-market, and reimbursement for transition services provided to WK Kellogg Co, partially offset by up-front charges related to network optimization projects. On an adjusted basis, operating profit increased by 18% and excluding currency translation, it increased by 22%.

Reported earnings per share in the third quarter increased by 84% year on year, due to the higher operating profit, and a positive swing in one-time tax items. On an adjusted basis, earnings per share increased by 18%, and excluding currency translation, adjusted earnings per share increased by 19%.

Through the first nine months of the year, reported earnings per share increased by 35% year on year, due to the higher operating profit and a positive swing in one-time tax items, offset by higher interest expense. On an adjusted basis, operating earnings per share increased by 20% and excluding currency translation, adjusted earnings per share increased by 22%.

Year-to-date net cash provided by operating activities was $1,293 million, representing a decrease from the year-earlier period's $1,400 million, which included subsequently spun-off WK Kellogg Co. Capital expenditure of $440 million was lower than the prior year, due to the year-earlier period including capital expenditure of the since-separated WK Kellogg Co. Free cash flow, defined as net cash provided by operating activities less capital expenditure, was $853 million year-to-date, a decrease of $41 million from the year-earlier period.

Third Quarter Business Performance

Please refer to the segment tables in the back of this document.
Kellanova in the third quarter delivered above algorithm growth in organic net sales and currency-neutral and adjusted-basis operating profit and earnings per share. Volume growth and currency-driven price/mix growth in emerging markets drove most of the Company's strong organic net sales growth, though developed markets also generated organic growth on sequentially improving volume performance, in spite of industry-wide demand recovering more slowly than anticipated. Aided by productivity and moderating cost inflation, Kellanova also continued to improve its profit margins.

North America’s reported and organic net sales increased by 1% during the third quarter as positive price/mix was partially offset by a slight decline in volume. North America's third-quarter reported operating profit increased by 24% year on year, reflecting an improving gross profit margin and reimbursement for expenses related to transition services provided to WK Kellogg Co. On an adjusted and currency-neutral adjusted basis, operating profit increased by 27%.

Through the first nine months of the year, reported and organic net sales increased by 1% as the positive impact of prior-year revenue growth management actions more than offset slightly lower volume. Reported operating profit increased by 23%, reflecting improving gross profit margin and reimbursement for expenses related to transition services provided to WK Kellogg Co, partially offset by higher up-front charges related to the separation and a network optimization project. On an adjusted and currency-neutral adjusted basis, operating profit increased by 31%.

Europe's reported net sales increased 7% year on year in the third quarter, as revenue growth management actions and positive currency translation were only partially offset by a decline in volume that moderated from recent quarters. On an organic basis, net sales increased by 4%. Europe’s third-quarter reported operating profit increased by 4% year on year, reflecting higher net sales, improving gross profit margin, and positive currency translation, partially offset by one-time charges related to a network optimization project and increased brand building investment. On an adjusted basis, operating profit increased by 9%, and excluding currency translation it increased by 5%.

Through the first nine months of the year, reported net sales increased by 1% year on year, reflecting the positive impact of revenue growth management actions over the past year to cover cost inflation, as well as positive currency translation, partially offset by a modest and sequentially moderating decline in volume and last year's divestiture of operations in Russia. On an organic basis, net sales increased by 2%. Reported operating profit decreased by 18% year on year, reflecting up-front charges related to a network optimization project, last year's divestiture of operations in Russia, and higher brand building investment, partially offset by the positive impacts of higher net sales, increased productivity, and moderating cost inflation. On an adjusted basis, operating profit increased by 7%, and excluding currency translation, operating profit increased by 5%.

Latin America's third quarter reported net sales decreased by 6% year on year, as significantly adverse currency translation more than offset growth in both volume and price/mix. On an organic basis, net sales increased by 4%. Reported operating profit in the third quarter decreased by 26% year on year, reflecting significantly adverse currency translation, a negative swing in net mark-to-market, adverse mix and higher costs. Adjusted operating profit declined by 18% and currency-neutral adjusted operating profit decreased by 10%.

Through the first nine months of the year, reported net sales increased by 2% year on year, reflecting growth in both volume and price/mix, and partially offset by adverse foreign currency translation. On an organic basis, net sales increased by 4%. Reported operating profit increased by 4% year on year, reflecting a positive swing in mark-to-market and higher net sales, partially offset by adverse mix and higher costs. On an adjusted and currency neutral basis, operating profit decreased by 4%.

Asia Pacific, Middle East and Africa's ("AMEA's") third quarter reported net sales decreased by 10% year on year, due to significantly adverse foreign currency translation, principally related to the Nigerian Naira, whose devaluation moderated from recent quarters. This currency translation impact more than offset increases in both volume and price/mix. On an organic basis, net sales increased by 22%. AMEA's third-quarter reported operating profit increased by 5% year on year, as local-currency net sales growth and timing of investment more than offset the impact of significantly adverse foreign currency translation. On an adjusted basis, operating profit increased by 6%, and excluding currency translation it increased by 27%.

Through the first nine months of the year, reported net sales decreased by 18% year on year, due to significantly adverse foreign currency translation, principally related to the Nigerian Naira, and an elasticity-driven decrease in volume, which more than offset the impact of revenue growth management actions intended to cover that currency's devaluation. On an organic basis, net sales increased 19%. Reported operating profit decreased 2% year on year, due to significantly adverse foreign currency translation and higher brand building investment, partially offset by higher local-currency net sales. On an adjusted basis, operating profit declined by 1%. On an adjusted basis and excluding currency translation, operating profit increased 22%.

About Kellanova
With $13 billion in net sales in 2023, Kellanova (NYSE: K) is a leader in global snacking, international cereal and noodles, and North America frozen foods with a legacy stretching back more than 100 years.
Powered by differentiated brands including Pringles®, Cheez-It®, Pop-Tarts®, Kellogg's Rice Krispies
Treats®, RXBAR®, Eggo®, MorningStar Farms®, Special K®, Coco Pops®, and more, Kellanova’s vision is to become the world’s best-performing snacks-led powerhouse, unleashing the full potential of our differentiated brands and our passionate people.

At Kellanova, our purpose is to create better days and ensure everyone has a seat at the table through our trusted food brands. We are committed to promoting sustainable and equitable food access by tackling the crossroads of hunger, sustainability, wellbeing, and equity, diversity & inclusion. Our goal is to create Better
Days for 4 billion people by the end of 2030 (from a 2015 baseline). For more detailed information about our commitments, our approach to achieving these goals, and methodology, please visit our website at https://
www.kellanova.com.

Non-GAAP Financial Measures

This filing includes non-GAAP financial measures that we provide to management and investors that exclude certain items that we do not consider part of on-going operations. Items excluded from our non-GAAP financial measures are discussed in the "Significant items impacting comparability" section of this filing. Our management team consistently utilizes a combination of GAAP and non-GAAP financial measures to evaluate business results, to make decisions regarding the future direction of our business, and for resource allocation decisions, including incentive compensation. As a result, we believe the presentation of both GAAP and non-GAAP financial measures provides investors with increased transparency into financial measures used by our management team and improves investors’ understanding of our underlying operating performance and in their analysis of ongoing operating trends. All historic non-GAAP financial measures have been reconciled with the most directly comparable GAAP financial measures.

Non-GAAP financial measures used include currency-neutral and organic net sales, adjusted and currency-neutral adjusted operating profit, adjusted and currency-neutral adjusted diluted EPS, currency-neutral adjusted gross profit, currency-neutral adjusted gross margin, adjusted other income (expense), adjusted effective income tax rate, net debt and free cash flow. We determine currency-neutral results by dividing or multiplying, as appropriate, the current-period local currency operating results by the currency exchange rates used to translate our financial statements in the comparable prior-year period to determine what the current period U.S. dollar operating results would have been if the currency exchange rate had not changed from the comparable prior-year period. These non-GAAP financial measures may not be comparable to similar measures used by other companies.

•Currency-neutral net sales and organic net sales: We adjust the GAAP financial measure to exclude the impact of foreign currency, resulting in currency-neutral net sales. In addition, we exclude the impact of acquisitions, divestitures, and foreign currency, resulting in organic net sales. We excluded the items which we believe may obscure trends in our underlying net sales performance. By providing these non-GAAP net sales measures, management intends to provide investors with a meaningful, consistent comparison of net sales performance for the Company and each of our reportable segments for the periods presented. Management uses these non-GAAP measures to evaluate the effectiveness of initiatives behind net sales growth, pricing realization, and the impact of mix on our business results. These non-GAAP measures are also used to make decisions regarding the future direction of our business, and for resource allocation decisions.
•Adjusted: gross profit, gross margin, operating profit, operating margin, and diluted EPS from continuing operations: We adjust the GAAP financial measures to exclude the effect of restructuring programs, costs of the separation transaction, mark-to-market adjustments for pension plans (service cost, interest cost, expected return on plan assets, and other net periodic pension costs are not excluded), commodity contracts, certain equity investments and certain foreign currency contracts, a gain on interest rate swaps, and other costs impacting comparability resulting in adjusted. We excluded the items which we believe may obscure trends in our underlying profitability. By providing these non-GAAP profitability measures, management intends to provide investors with a meaningful, consistent comparison of the Company's profitability measures for the periods presented. Management uses these non-GAAP financial measures to evaluate the effectiveness of initiatives intended to improve profitability, as well as to evaluate the impacts of inflationary pressures and decisions to invest in new initiatives within each of our segments.
•Currency-neutral adjusted: gross profit, gross margin, operating profit, operating margin, and diluted EPS from continuing operations: We adjust the GAAP financial measures to exclude the effect of restructuring programs, costs of the separation transaction, mark-to-market adjustments for pension plans (service cost, interest cost, expected return on plan assets, and other net periodic pension costs are not excluded), commodity contracts, certain equity investments and certain foreign currency contracts, a gain on interest rate swaps, other costs impacting comparability, and foreign currency, resulting in currency-neutral adjusted. We excluded the items which we believe may obscure trends in our underlying profitability. By providing these non-GAAP profitability measures, management intends to provide investors with a meaningful, consistent comparison of the Company's profitability measures for the periods presented. Management uses these non-GAAP financial measures to evaluate the effectiveness of initiatives intended to improve profitability, as well as to evaluate the impacts of inflationary pressures and decisions to invest in new initiatives within each of our segments.
•Adjusted other income (expense): We adjust the GAAP financial measure to exclude the effect of restructuring programs, mark-to-market adjustments for pension plans (service cost, interest cost, expected return on plan assets, and other net periodic pension costs are not excluded) and certain equity investments, losses resulting from divestitures, and other costs impacting comparability. We excluded the items which we believe may obscure trends in our underlying profitability. By providing this non-GAAP measure, management intends to provide investors with a meaningful, consistent comparison of the Company's other income (expense), excluding the impact of the items noted above, for the periods presented. Management uses these non-GAAP financial measures to evaluate the effectiveness of initiatives intended to improve profitability.
•Adjusted effective income tax rate: We adjust the GAAP financial measures to exclude the effect of restructuring programs, costs of the separation transaction, mark-to-market adjustments for pension plans (service cost, interest cost, expected return on plan assets, and other net periodic pension costs are not excluded), commodity contracts, certain equity investments, and certain foreign currency contracts, a gain on interest rate swaps, and other costs impacting comparability. We excluded the items which we believe may obscure trends in our pre-tax income and the related tax effect of those items on our adjusted effective income tax rate, and other impacts to tax expense. By providing this non-GAAP measure, management intends to provide investors with a meaningful, consistent comparison of the Company's effective tax rate, excluding the pre-tax income and tax effect of the items noted above, for the periods presented. Management uses this non-GAAP measure to monitor the effectiveness of initiatives in place to optimize our global tax rate.
•Net debt: Defined as the sum of long-term debt, current maturities of long-term debt and notes payable, less cash and cash equivalents. With respect to net debt, cash and cash equivalents are subtracted from the GAAP measure, total debt liabilities, because they could be used to reduce the Company’s debt obligations. Company management and investors use this non-GAAP measure to evaluate changes to the Company's capital structure and credit quality assessment.
•Free Cash flow: Defined as net cash provided by operating activities reduced by expenditures for property additions. Free cash flow does not represent the residual cash flow available for discretionary expenditures. We use this non-GAAP financial measure of free cash flow to focus management and investors on the amount of cash available for debt repayment, dividend distributions, acquisition opportunities, and share repurchases once all of the Company’s business needs and obligations are met. Additionally, certain performance-based compensation includes a component of this non-GAAP measure.
These measures have not been calculated in accordance with GAAP and should not be viewed as a substitute for GAAP reporting measures.

Forward-Looking Statements Disclosure
This news release contains, or incorporates by reference, “forward-looking statements” with projections concerning and expectations, among other things, the proposed acquisition (the “Merger”) of Kellanova (the “Company”) by Mars, Incorporated, stockholder and regulatory approvals, expected benefits of the Merger and any other statements regarding the Company’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts. Forward looking statements include predictions of future results or activities and may contain the words “expects,” “believes,” “should,” “will,” “anticipates,” “projects,” “estimates,” “implies,” “can,” or words or phrases of similar meaning and may involve risks and uncertainties that could cause the Company’s actual results or activities to differ materially from these predictions. These risks and uncertainties include, but are not limited to: failure to obtain the required vote of the Company’s stockholders in connection with the Merger; the timing to consummate the Merger and the risk that the Merger may not be completed at all or the occurrence of any event, change, or other circumstances that could give rise to the termination of the merger agreement, including circumstances requiring a party to pay the other party a termination fee pursuant to the merger agreement; the risk that the conditions to closing of the Merger may not be satisfied or waived; the risk that a governmental or regulatory approval that may be required for the Merger is not obtained or is obtained subject to conditions that are not anticipated; potential litigation relating to, or other unexpected costs resulting from, the Merger; legislative, regulatory, and economic developments; risks that the proposed transaction disrupts the Company’s current plans and operations; the risk that certain restrictions during the pendency of the proposed transaction may impact the Company’s ability to pursue certain business opportunities or strategic transactions; the diversion of management’s time on transaction-related issues; continued availability of capital and financing and rating agency actions; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the Company’s common stock, credit ratings or operating results; and the risk that the proposed transaction and its announcement could have an adverse effect on the ability to retain and hire key personnel, to retain customers and to maintain relationships with business partners, suppliers and customers. The Company can give no assurance that the conditions to the Merger will be satisfied.

Forward-looking statements speak only as of the date they were made, and the Company undertakes no obligation to update them publicly.

Additional information concerning these and other factors can be found in the Company's filings with the Securities and Exchange Commission, including the most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K.

[Kellanova Financial News]

Additional Information about the Proposed Merger and Where to Find It

The Company has filed a definitive proxy statement and a form of proxy card with the SEC in connection with the solicitation of proxies for the special meeting of the Company’s stockholders (the “Definitive Proxy Statement”). Any vote in respect of resolutions to be proposed at the Company’s stockholder meeting to approve the merger or other responses in relation to the merger should be made only on the basis of the information contained in the Definitive Proxy Statement. Beginning on September 26, 2024, stockholders were mailed the Definitive Proxy Statement. Investors may obtain free copies of the Definitive Proxy Statement and other documents filed by the Company with the SEC at http://www.sec.gov, the SEC’s website, from the Company’s website (https://investor.Kellanova.com), or by directing a request to Investor Relations at https://investor. Kellanova.com.

THE COMPANY URGES INVESTORS TO READ THE DEFINITIVE PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER MATERIALS FILED WITH THE SEC OR INCORPORATED BY REFERENCE INTO THE DEFINITIVE PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY AND THE MERGER.

Participants in the Solicitation

The Company, its directors and certain of its officers and employees may be deemed to be participants in the solicitation of proxies from Company stockholders in connection with the merger. Information about the Company’s directors and executive officers is set forth under the captions “Proposal 1—The Merger—Interests of Kellanova’s Directors and Officers” and “Certain Beneficial Owners of Common Stock—Officer and Director Stock Ownership” in the Definitive Proxy Statement filed with the SEC on September 26, 2024, under the captions “Proposal 1—Election of Directors,” “Corporate Governance,” “Board and Committee Membership,” “2023 Director Compensation and Benefits,” “Directors’ Compensation Table,” “Compensation and Talent Management Committee Report—Compensation Discussion and Analysis,” “Executive Compensation,” “Retirement and Non-Qualified Defined Contribution and Deferred Compensation Plans,” “Potential Post-Employment Payments,” “Pay versus Performance,” “CEO Pay Ratio” and “Stock Ownership—Officer and Director Stock Ownership” in the definitive proxy statement for the Company’s 2024 annual meeting of shareowners filed with the SEC on March 4, 2024, under the caption “Executive Officers” of Item 1 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 30, 2023 filed with the SEC on February 20, 2024, in the Company’s Current Reports on Form 8-K filed with the SEC on January 12, 2024, February 22, 2024, and May 1, 2024 and in the Company’s January 12, 2024 press release found on its Investor Relations page at https://investor.Kellanova.com, relating to the appointment of President Kellanova North America and President, Kellanova Latin America. Additional information regarding ownership of the Company’s securities by its directors and executive officers is included in such persons' SEC filings on Forms 3 and 4. These documents may be obtained free of charge at the SEC’s web site at www.sec.gov and on the Investor Relations page of the Company’s website located at https://investor.Kellanova.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the merger may be set forth in other relevant materials the Company may file with the SEC.

Kellanova and Subsidiaries
CONSOLIDATED STATEMENT OF INCOME
(millions, except per share data)

	Quarter ended		Year ended
(Results are unaudited)	September 28, 2024	September 30, 2023	September 28, 2024	September 30, 2023
Net sales	$3,233	$3,255	$9,625	$9,948
Cost of goods sold	2,057	2,145	6,257	6,760
Selling, general and administrative expense	720	696	2,026	2,011
Operating profit	456	414	1,342	1,177
Interest expense	75	75	241	218
Other income (expense), net	21	(62)	97	(17)
Income from continuing operations before income taxes	402	277	1,198	942
Income taxes	34	78	213	216
Earnings (loss) from unconsolidated entities	2	(1)	3	4
Net income (loss) from continuing operations	370	198	988	730
Net income (loss) attributable to noncontrolling interests	3	1	10	10
Income (loss) from discontinued operations, net of taxes	—	72	—	204
Net income (loss) attributable to Kellanova	$367	$269	$978	$924
Per share amounts:
Earnings Per Common Share - Basic
Earnings (loss) from continuing operations	$1.07	$0.58	$2.86	$2.11
Earnings (loss) from discontinued operations	$—	$0.21	$—	$0.59
Net Earnings (loss) Per Common Share - Basic	$1.07	$0.79	$2.86	$2.70
Earnings Per Common Share - Diluted
Earnings (loss) from continuing operations	$1.05	$0.57	$2.83	$2.09
Earnings (loss) from discontinued operations	$—	$0.21	$—	$0.59
Net Earnings (loss) Per Common Share - Diluted	$1.05	$0.78	$2.83	$2.68
Average shares outstanding:
Basic	343	342	342	342
Diluted	347	345	345	345
Actual shares outstanding at period end			345	343

Kellanova and Subsidiaries
CONSOLIDATED STATEMENT OF CASH FLOWS
(millions)

	Year-to-date period ended
(unaudited)	September 28, 2024	September 30, 2023
Operating activities
Net income	$988	$934
Adjustments to reconcile net income to operating cash flows:
Depreciation and amortization	273	338
Impairment of property	60	—
Postretirement benefit plan expense (benefit)	(32)	(105)
Deferred income taxes	(13)	—
Stock compensation	66	62
Loss on Russia divestiture	—	113
Other	19	9
Distribution from postretirement benefit plan	175	—
Postretirement benefit plan contributions	(55)	(13)
Changes in operating assets and liabilities, net of acquisitions:
Trade receivables	(191)	(229)
Inventories	(16)	69
Accounts payable	144	(32)
All other current assets and liabilities	(125)	254
Net cash provided by (used in) operating activities	1,293	1,400
Investing activities
Additions to properties	(440)	(506)
Issuance of notes receivable	—	(4)
Purchases of marketable securities	(301)	—
Sales of marketable securities	145	—
Purchases of available for sale securities	—	(15)
Sales of available for sale securities	—	15
Settlement of net investment hedges	(7)	29
Other	14	9
Net cash provided by (used in) investing activities	(589)	(472)
Financing activities
Net issuances (reductions) of notes payable	12	(115)
Issuances of long-term debt	619	896
Reductions of long-term debt	(654)	(227)
Net issuances of common stock	190	51
Common stock repurchases	—	(60)
Cash dividends	(580)	(610)
Other	(4)	(55)
Net cash provided by (used in) financing activities	(417)	(120)
Effect of exchange rate changes on cash and cash equivalents	8	(8)
Increase (decrease) in cash and cash equivalents	295	800
Cash and cash equivalents at beginning of period	274	299
Cash and cash equivalents at end of period	$569	$1,099

Kellanova Defined Free Cash Flow:
Net cash provided by (used in) operating activities	$1,293	$1,400
Additions to properties	(440)	(506)
Free cash flow (operating cash flow less property additions) (a)	$853	$894

(a) Free cash flow is defined as net cash provided by operating activities less capital expenditures. We use this non-GAAP financial measure to focus management and investors on the amount of cash available for debt repayment, dividend distributions, acquisition opportunities and share repurchase.

Kellanova and Subsidiaries
CONSOLIDATED BALANCE SHEET
(millions, except per share data)

	September 28, 2024	December 30, 2023
	(unaudited)
Current assets
Cash and cash equivalents	$569	$274
Accounts receivable, net	1,699	1,568
Inventories	1,219	1,243
Other current assets	368	245
Total current assets	3,855	3,330
Property, net	3,218	3,212
Operating lease right-of-use assets	631	661
Goodwill	5,045	5,160
Other intangibles, net	1,799	1,930
Investments in unconsolidated entities	101	184
Other assets	1,114	1,144
Total assets	$15,763	$15,621
Current liabilities
Current maturities of long-term debt	$678	$663
Notes payable	124	121
Accounts payable	2,368	2,314
Current operating lease liabilities	126	121
Accrued advertising and promotion	670	766
Accrued salaries and wages	267	278
Other current liabilities	742	797
Total current liabilities	4,975	5,060
Long-term debt	5,051	5,089
Operating lease liabilities	502	532
Deferred income taxes	437	497
Pension liability	554	613
Other liabilities	486	461
Commitments and contingencies
Equity
Common stock, $.25 par value	105	105
Capital in excess of par value	1,105	1,101
Retained earnings	9,195	8,804
Treasury stock, at cost	(4,557)	(4,794)
Accumulated other comprehensive income (loss)	(2,198)	(2,041)
Total Kellanova equity	3,650	3,175
Noncontrolling interests	108	194
Total equity	3,758	3,369
Total liabilities and equity	$15,763	$15,621

Kellanova and Subsidiaries
Exhibit 1
Adjustments to Reconcile Reported Results to Currency-Neutral Adjusted Results
(millions, except per share data)

	Quarter ended September 28, 2024
(Results are unaudited)	Cost of goods sold	Selling, general and administrative expense	Operating profit	Interest expense	Other income (expense)	Income taxes	Earnings (loss) from unconsolidated entities and noncontrolling interests	Total adjustments	Per share amount: Diluted
Mark-to-market (pre-tax)	$(61)	$1	$60	$—	$—	$—	$—	$60	$0.17
Separation costs (pre-tax)	6	4	(10)	—	—	—	—	(10)	(0.03)
Network optimization (pre-tax)	12	—	(12)	—	—	—	—	(12)	(0.03)
Proposed merger costs (pre-tax)	—	22	(22)	—	—	—	—	(22)	(0.06)
Business and portfolio realignment (pre-tax)	—	2	(2)	—	—	—	—	(2)	(0.01)
Income tax impact applicable to adjustments, net*	—	—	—	—	—	5	—	(5)	(0.02)
Domestic tax benefit	—	—	—	—	—	(41)	—	41	0.12
Foreign currency impact	(183)	(25)	(12)	2	(2)	(6)	3	(3)	(0.01)
Adjustments to adjusted basis	$(226)	$4	$2	$2	$(2)	$(42)	$3	$47	$0.13

	Quarter ended September 30, 2023
(Results are unaudited)	Cost of goods sold	Selling, general and administrative expense	Operating profit	Interest expense	Other income (expense)	Income taxes	Earnings (loss) from unconsolidated entities and noncontrolling interests	Total adjustments	Per share amount: Diluted
Mark-to-market (pre-tax)	$(39)	$(1)	$40	$—	$25	$—	$—	$64	$0.19
Separation costs (pre-tax)	—	6	(6)	—	—	—	—	(6)	(0.02)
Business and portfolio realignment (pre-tax)	—	—	—	—	—	—	—	—	—
Loss on divestiture (pre-tax)	—	—	—	—	(113)	—	—	(113)	(0.33)
Income tax impact applicable to adjustments, net*	—	—	—	—	—	13	—	(13)	(0.04)
Adjustments to adjusted basis	$(39)	$5	$34	$—	$(88)	$13	$—	$(68)	$(0.20)
Note: Tables may not foot due to rounding.
For more information on the reconciling items in the table above, please refer to the Significant items impacting comparability section.
*Represents the estimated income tax effect on the reconciling items, using weighted-average statutory tax rates, depending upon the applicable jurisdiction.

Kellanova and Subsidiaries
Exhibit 2
Adjustments to Reconcile Reported Results to Currency-Neutral Adjusted Results
(millions, except per share data)

	Year-to-date period ended September 28, 2024
(Results are unaudited)	Cost of goods sold	Selling, general and administrative expense	Operating profit	Interest expense	Other income (expense)	Income taxes	Earnings (loss) from unconsolidated entities and noncontrolling interests	Total adjustments	Per share amount: Diluted
Mark-to-market (pre-tax)	$(58)	$(11)	$69	$—	$13	$—	$—	$82	$0.24
Separation costs (pre-tax)	9	20	(29)	—	—	—	—	(29)	(0.08)
Network optimization (pre-tax)	121	—	(121)	—	—	—	—	(121)	(0.35)
Proposed merger costs (pre-tax)	—	22	(22)	—	—	—	—	(22)	(0.06)
Business and portfolio realignment (pre-tax)	—	6	(6)	—	—	—	—	(6)	(0.03)
Income tax impact applicable to adjustments, net*	—	—	—	—	—	(20)	—	20	0.06
Domestic tax benefit	—	—	—	—	—	(41)	—	41	0.12
Foreign currency impact	(657)	(88)	(41)	9	(23)	(21)	16	(19)	(0.06)
Adjustments to adjusted basis	$(585)	$(51)	$(151)	$9	$(10)	$(81)	$16	$(54)	$(0.16)

	Year-to-date period ended September 30, 2023
(Results are unaudited)	Cost of goods sold	Selling, general and administrative expense	Operating profit	Interest Expense	Other income (expense)	Income taxes	Earnings (loss) from unconsolidated entities and noncontrolling interests	Total adjustments	Per share amount: Diluted
Mark-to-market (pre-tax)	$30	$4	$(34)	$—	$24	$—	$—	$(10)	$(0.03)
Separation costs (pre-tax)	—	14	(14)	—	—	—	—	(14)	(0.04)
Business and portfolio realignment (pre-tax)	—	1	(1)	—	—	—	—	(1)	—
Loss on divestiture (pre-tax)	—	—	—	—	(113)	—	—	(113)	(0.33)
Income tax impact applicable to adjustments, net*	—	—	—	—	—	(14)	—	14	0.04
Adjustments to adjusted basis	$30	$18	$(49)	$—	$(88)	$(14)	$—	$(125)	$(0.36)
Note: Tables may not foot due to rounding.
For more information on the reconciling items in the table above, please refer to the Significant items impacting comparability section.
*Represents the estimated income tax effect on the reconciling items, using weighted-average statutory tax rates, depending upon the applicable jurisdiction.

Kellanova and Subsidiaries
Exhibit 3
Reconciliation of Non-GAAP Amounts - Reported Net Sales to Organic Net Sales

Quarter ended September 28, 2024
(millions)	North America	Europe	Latin America	AMEA	Corporate	Kellanova Consolidated
Reported net sales	$1,673	$660	$311	$590	$(1)	$3,233
Foreign currency impact	—	22	(32)	(209)	—	(219)
Organic net sales	$1,673	$638	$343	$799	$(1)	$3,452

Quarter ended September 30, 2023
(millions)	North America	Europe	Latin America	AMEA	Corporate	Kellanova Consolidated
Reported net sales	$1,654	$616	$329	$657	$(1)	$3,255
Divestitures	—	—	—	—	—	—
Organic net sales	$1,654	$616	$329	$657	$(1)	$3,255

% change - 2024 vs. 2023:
Reported growth	1.1%	7.2%	(5.5)%	(10.2)%	n/m	(0.7)%
Foreign currency impact	(0.1)%	3.6%	(9.6)%	(31.8)%	n/m	(6.8)%
Currency-neutral growth	1.2%	3.6%	4.1%	21.6%	n/m	6.1%
Divestitures	—%	—%	—%	—%	n/m	—%
Organic growth	1.2%	3.6%	4.1%	21.6%	n/m	6.1%
Volume (tonnage)	(0.5)%	(1.4)%	3.6%	0.2%	n/m	0.1%
Pricing/mix	1.7%	5.0%	0.5%	21.4%	n/m	6.0%
Note: Tables may not foot due to rounding.
For more information on the reconciling items in the table above, please refer to the Significant items impacting comparability section.

Kellanova and Subsidiaries
Exhibit 4
Reconciliation of Non-GAAP Amounts - Reported Net Sales to Organic Net Sales

Year-to-date period ended September 28, 2024
(millions)	North America	Europe	Latin America	AMEA	Corporate	Kellanova Consolidated
Reported net sales	$5,019	$1,898	$958	$1,754	$(4)	$9,625
Foreign currency impact	(2)	24	(20)	(788)	—	(786)
Organic net sales	$5,021	$1,874	$978	$2,542	$(4)	$10,411

Year-to-date period ended September 30, 2023
(millions)	North America	Europe	Latin America	AMEA	Corporate	Kellanova Consolidated
Reported net sales	$4,985	$1,888	$938	$2,139	$(2)	$9,948
Divestitures	—	48	—	—	—	48
Organic net sales	$4,985	$1,840	$938	$2,139	$(2)	$9,900

% change - 2024 vs. 2023:
Reported growth	0.7%	0.5%	2.2%	(18.0)%	n/m	(3.2)%
Foreign currency impact	—%	1.3%	(2.1)%	(36.8)%	n/m	(7.9)%
Currency-neutral growth	0.7%	(0.8)%	4.3%	18.8%	n/m	4.7%
Divestitures	—%	(2.6)%	—%	—%	n/m	(0.5)%
Organic growth	0.7%	1.8%	4.3%	18.8%	n/m	5.2%
Volume (tonnage)	(1.2)%	(5.0)%	2.0%	(3.8)%	n/m	(2.3)%
Pricing/mix	1.9%	6.8%	2.3%	22.6%	n/m	7.5%
Note: Tables may not foot due to rounding.
For more information on the reconciling items in the table above, please refer to the Significant items impacting comparability section.

Kellanova and Subsidiaries
Exhibit 5
Reconciliation of Non-GAAP Amounts - Reported Gross Profit to Currency-Neutral Adjusted Gross Profit

	Quarter ended		Year-to-date period ended
	September 28, 2024	September 30, 2023	September 28, 2024	September 30, 2023
Reported gross profit	$1,176	$1,110	$3,367	$3,188
Mark-to-market	61	39	58	(30)
Separation costs	(6)	—	(9)	—
Network optimization	(12)	—	(121)	—
Business and portfolio realignment	—	—	—	—
Adjusted gross profit	1,133	1,071	3,439	3,218
Foreign currency impact	(36)	—	(130)	—
Currency-neutral adjusted gross profit	$1,169	$1,071	$3,569	$3,218
Note: Tables may not foot due to rounding.
For more information on the reconciling items in the table above, please refer to the Significant items impacting comparability section.

Kellanova and Subsidiaries
Exhibit 6
Reconciliation of Non-GAAP Amounts - Reported Gross Margin to Currency-Neutral Adjusted Gross Margin

	Quarter ended		Year-to-date period ended
	September 28, 2024	September 30, 2023	September 28, 2024	September 30, 2023
Reported gross margin	36.4%	34.1%	35.0%	32.0%
Mark-to-market	1.9%	1.2%	0.6%	(0.3)%
Separation costs	(0.2)%	—%	(0.1)%	—%
Network optimization	(0.3)%	—%	(1.2)%	—%
Business and portfolio realignment	—%	—%	—%	—%
Adjusted gross margin	35.0%	32.9%	35.7%	32.3%
Foreign currency impact	1.1%	—%	1.4%	—%
Currency-neutral adjusted gross margin	33.9%	32.9%	34.3%	32.3%
Note: Tables may not foot due to rounding.
For more information on the reconciling items in the table above, please refer to the Significant items impacting comparability section.

Kellanova and Subsidiaries
Exhibit 7
Reconciliation of Non-GAAP Amounts - Reported Operating Profit to Currency-Neutral Adjusted Operating Profit

Quarter ended September 28, 2024
(millions)	North America	Europe	Latin America	AMEA	Corporate	Kellanova Consolidated
Reported operating profit	$297	$101	$29	$65	$(36)	$456
Mark-to-market	—	—	(2)	—	62	60
Separation costs	(9)	—	—	—	(1)	(10)
Network optimization	(7)	(5)	—	—	—	(12)
Proposed merger costs	—	—	—	—	(22)	(22)
Business and portfolio realignment	—	—	—	(1)	(1)	(2)
Adjusted operating profit	$312	$106	$31	$66	$(74)	$441
Foreign currency impact	—	4	(3)	(13)	—	(12)
Currency-neutral adjusted operating profit	$312	$102	$34	$79	$(74)	$453

Quarter ended September 30, 2023
(millions)	North America	Europe	Latin America	AMEA	Corporate	Kellanova Consolidated
Reported operating profit	$240	$97	$40	$63	$(26)	$414
Mark-to-market	—	—	3	—	37	40
Separation costs	(5)	—	(1)	—	—	(6)
Business and portfolio realignment	—	—	—	—	—	—
Adjusted operating profit	$245	$97	$38	$63	$(63)	$380

% change - 2024 vs. 2023:
Reported growth	23.6%	3.8%	(25.9)%	4.9%	(39.1)%	10.3%
Mark-to-market	—%	—%	(9.9)%	—%	15.9%	4.3%
Separation costs	(1.1)%	—%	1.8%	—%	(2.1)%	(1.0)%
Network optimization	(2.7)%	(5.1)%	—%	—%	—%	(3.1)%
Proposed merger costs	—%	—%	—%	—%	(33.9)%	(5.6)%
Business and portfolio realignment	—%	—%	—%	(1.0)%	(1.1)%	(0.4)%
Adjusted growth	27.4%	8.9%	(17.8)%	5.9%	(17.9)%	16.1%
Foreign currency impact	—%	4.0%	(7.6)%	(20.6)%	(0.6)%	(3.3)%
Currency-neutral adjusted growth	27.4%	4.9%	(10.2)%	26.5%	(17.3)%	19.4%
Note: Tables may not foot due to rounding.
For more information on the reconciling items in the table above, please refer to the Significant items impacting comparability section.

Kellanova and Subsidiaries
Exhibit 8
Reconciliation of Non-GAAP Amounts - Reported Operating Profit to Currency-Neutral Adjusted Operating Profit

Year-to-date period ended September 28, 2024
(millions)	North America	Europe	Latin America	AMEA	Corporate	Kellanova Consolidated
Reported operating profit	$971	$240	$102	$200	$(171)	$1,342
Mark-to-market	—	—	3	—	66	69
Separation costs	(24)	—	—	—	(5)	(29)
Network optimization	(47)	(74)	—	—	—	(121)
Proposed merger costs	—	—	—	—	(22)	(22)
Business and portfolio realignment	(4)	—	—	(1)	(1)	(6)
Adjusted operating profit	$1,046	$314	$99	$201	$(209)	$1,451
Foreign currency impact	—	6	—	(47)	—	(41)
Currency-neutral adjusted operating profit	$1,046	$308	$99	$248	$(209)	$1,492

Year-to-date period ended September 30, 2023
(millions)	North America	Europe	Latin America	AMEA	Corporate	Kellanova Consolidated
Reported operating profit	$789	$293	$98	$204	$(207)	$1,177
Mark-to-market	—	—	(2)	—	(32)	(34)
Separation costs	(13)	—	(1)	—	—	(14)
Business and portfolio realignment	—	—	—	—	(1)	(1)
Adjusted operating profit	$802	$293	$102	$204	$(175)	$1,226

% change - 2024 vs. 2023:
Reported growth	23.1%	(18.3)%	3.6%	(1.6)%	17.0%	13.9%
Mark-to-market	—%	—%	6.1%	—%	51.9%	8.8%
Separation costs	(1.1)%	—%	1.4%	—%	(2.8)%	(1.1)%
Network optimization	(5.9)%	(25.3)%	—%	—%	—%	(9.8)%
Proposed merger costs	—%	—%	—%	—%	(12.3)%	(1.8)%
Business and portfolio realignment	(0.4)%	(0.1)%	—%	(0.3)%	(0.2)%	(0.5)%
Adjusted growth	30.5%	7.1%	(3.9)%	(1.3)%	(19.6)%	18.3%
Foreign currency impact	—%	1.8%	(0.4)%	(23.0)%	0.2%	(3.4)%
Currency-neutral adjusted growth	30.5%	5.3%	(3.5)%	21.7%	(19.8)%	21.7%
Note: Tables may not foot due to rounding.
For more information on the reconciling items in the table above, please refer to the Significant items impacting comparability section.

Kellanova and Subsidiaries
Exhibit 9
Reconciliation of Non-GAAP Amounts - Reported Operating Margin to Currency-Neutral Adjusted Operating Margin

	Quarter ended		Year ended
	September 28, 2024	September 30, 2023	September 28, 2024	September 30, 2023
Reported operating margin	14.1%	12.7%	13.9%	11.8%
Mark-to-market	1.9%	1.2%	0.7%	(0.4)%
Separation costs	(0.3)%	(0.2)%	(0.3)%	(0.1)%
Network optimization	(0.4)%	—%	(1.2)%	—%
Proposed merger costs	(0.6)%	—%	(0.3)%	—%
Business and portfolio realignment	(0.1)%	—%	(0.1)%	—%
Adjusted operating margin	13.6%	11.7%	15.1%	12.3%
Foreign currency impact	0.5%	—%	0.8%	—%
Currency-neutral adjusted operating margin	13.1%	11.7%	14.3%	12.3%
Note: Tables may not foot due to rounding.
For more information on the reconciling items in the table above, please refer to the Significant items impacting comparability section.

Kellanova and Subsidiaries
Exhibit 10
Reconciliation of Non-GAAP Amounts - Reported Other Income (Expense) to Adjusted Other Income (Expense)

	Quarter ended		Year-to-date period ended
	September 28, 2024	September 30, 2023	September 28, 2024	September 30, 2023
Reported other income (expense)	$21	$(62)	$97	$(17)
Mark-to-market	—	25	13	24
Loss on divestiture (pre-tax)	—	(113)	—	(113)
Adjusted other income (expense)	$21	$26	$84	$72
Note: Tables may not foot due to rounding.
For more information on the reconciling items in the table above, please refer to the Significant items impacting comparability section.

Kellanova and Subsidiaries
Exhibit 11
Reconciliation of Non-GAAP Amounts - Reported Income Taxes to Adjusted Income Taxes and Reported Effective Tax Rate to Adjusted Effective Tax Rate

	Quarter ended		Year-to-date period ended
	September 28, 2024	September 30, 2023	September 28, 2024	September 30, 2023
Reported income taxes	$34	$78	$213	$216
Mark-to-market	15	16	21	(2)
Separation costs	(2)	(3)	(6)	(14)
Network optimization	(3)	—	(29)	—
Proposed merger costs	(5)	—	(5)	—
Business and portfolio realignment	—	—	(1)	3
Loss on divestiture	—	—	—	—
Domestic tax benefit	(41)	—	(41)	—
Adjusted income taxes	$70	$65	$274	$229
Reported effective tax rate	8.6%	28.2%	17.8%	23.0%
Mark-to-market	3.0%	(0.9)%	0.6%	—%
Separation costs	(0.1)%	(0.7)%	—%	(1.1)%
Network optimization	(0.2)%	—%	(0.3)%	—%
Proposed merger costs	(0.3)%	—%	—%	—%
Business and portfolio realignment	0.2%	—%	—%	0.4%
Loss on divestiture	—%	10.2%	—%	2.5%
Domestic tax benefit	(12.1)%	—%	(3.7)%	—%
Adjusted effective tax rate	18.1%	19.6%	21.2%	21.2%
Note: Tables may not foot due to rounding
For more information on the reconciling items in the table above, please refer to the Significant items impacting comparability section.

Kellanova and Subsidiaries
Exhibit 12
Reconciliation of Non-GAAP Amounts - Reported Diluted Earnings Per Share to Currency-Neutral Adjusted Diluted Earnings Per Share

	Quarter ended		Year-to-date period ended
	September 28, 2024	September 30, 2023	September 28, 2024	September 30, 2023
Reported EPS from continuing operations	$1.05	$0.57	$2.83	$2.09
Mark-to-market (pre-tax)	0.17	0.19	0.24	(0.03)
Separation costs (pre-tax)	(0.03)	(0.02)	(0.08)	(0.04)
Network optimization (pre-tax)	(0.03)	—	(0.35)	—
Proposed merger costs	(0.06)	—	(0.06)	—
Business and portfolio realignment (pre-tax)	(0.01)	—	(0.03)	—
Loss on divestiture (pre-tax)	—	(0.33)	—	(0.33)
Income tax impact applicable to adjustments, net*	(0.02)	(0.04)	0.06	0.04
Domestic tax benefit	0.12	—	0.12	—
Adjusted EPS from continuing operations	$0.91	$0.77	$2.93	$2.45
Foreign currency impact	(0.01)	—	(0.06)	—
Currency-neutral adjusted EPS from continuing operations	$0.92	$0.77	$2.99	$2.45
Currency-neutral adjusted EPS growth	19.5%		22.0%
Note: Tables may not foot due to rounding.
For more information on the reconciling items in the table above, please refer to the Significant items impacting comparability section.
*Represents the estimated income tax effect on the reconciling items, using weighted-average statutory tax rates, depending upon the applicable jurisdiction.

Kellanova and Subsidiaries
Exhibit 13
Reconciliation of Non-GAAP Amounts - Reported Net Sales Growth to Organic Net Sales Growth

Net sales % change - third quarter 2024 vs. 2023:
	Reported Net Sales	Foreign Currency	Currency-Neutral Net Sales	Divestitures	Organic Net Sales
North America
Snacks	1.8%	—%	1.8%	—%	1.8%
Frozen	(2.3)%	(0.1)%	(2.2)%	—%	(2.2)%
Europe
Snacks	10.0%	3.5%	6.5%	—%	6.5%
Cereal	3.6%	3.4%	0.2%	—%	0.2%
Latin America
Snacks	(4.7)%	(9.3)%	4.6%	—%	4.6%
Cereal	(6.2)%	(9.9)%	3.7%	—%	3.7%
AMEA
Snacks	(8.2)%	(3.4)%	(4.8)%	—%	(4.8)%
Cereal	(0.9)%	(2.3)%	1.4%	—%	1.4%
Noodles and other	(19.8)%	(78.7)%	58.9%	—%	58.9%

Kellanova and Subsidiaries
Exhibit 14
Reconciliation of Non-GAAP Amounts - Reported Net Sales Growth to Organic Net Sales Growth

Net sales % change - third quarter year-to-date 2024 vs. 2023:
	Reported Net Sales	Foreign Currency	Currency-Neutral Net Sales	Divestitures	Organic Net Sales
North America
Snacks	1.0%	(0.1)%	1.1%	—%	1.1%
Frozen	(1.3)%	(0.1)%	(1.2)%	—%	(1.2)%
Europe
Snacks	2.1%	1.1%	1.0%	(2.7)%	3.7%
Cereal	(1.5)%	1.4%	(2.9)%	(2.4)%	(0.5)%
Latin America
Snacks	(0.7)%	(3.3)%	2.6%	—%	2.6%
Cereal	4.1%	(1.4)%	5.5%	—%	5.5%
AMEA
Snacks	(2.7)%	(5.7)%	3.0%	—%	3.0%
Cereal	(4.5)%	(5.8)%	1.3%	—%	1.3%
Noodles and other	(36.7)%	(77.4)%	40.7%	—%	40.7%

Kellanova and Subsidiaries
Exhibit 15
Reconciliation of Non-GAAP Amounts - Net Debt

(millions, unaudited)	September 28, 2024	December 31, 2023
Notes payable	$124	$121
Current maturities of long-term debt	678	663
Long-term debt	5,051	5,089
Total debt liabilities	5,853	5,873
Less:
Cash and cash equivalents	(569)	(274)
Net debt	$5,284	$5,599

Significant items impacting comparability

Mark-to-market
We recognize mark-to-market adjustments for pension and postretirement benefit plans, commodity contracts, and certain foreign currency contracts as incurred. Actuarial gains/losses for pension plans are recognized in the year they occur. Mark-to-market gains/losses for certain equity investments are recorded based on observable price changes. Changes between contract and market prices for commodity contracts and certain foreign currency contracts result in gains/losses that are recognized in the quarter they occur. We recorded a pre-tax mark-to-market gain of $60 million and $82 million for the quarter and year-to-date period ended September 28, 2024, respectively. Included within the aforementioned was a pre-tax mark-to-market gain for a postretirement plan remeasurement of $13 million for the year-to-date period ended September 28, 2024. Additionally, we recorded a pre-tax mark-to-market loss of $64 million and a pre-tax mark-to-market gain of $10 million for the quarter and year-to-date period ended September 30, 2023, respectively. Included within the aforementioned was a pre-tax mark-to-market gain for a postretirement plan remeasurement of $24 million for the year-to-date period ended September 30, 2023.

Separation costs
The Company successfully completed the separation transaction on October 2, 2023. We incurred pre-tax charges related to the separation of $10 million and $29 million for the quarter and year-to-date period ended September 28, 2024, respectively. We recorded $6 million and $14 million for the quarter and year-to-date period ended September 30, 2023, respectively.

Network optimization
Costs related to reorganizations to increase the productivity and efficiency of the Company's supply chain. As a result, we incurred pre-tax charges, primarily related to severance and asset impairment, of $12 million and $121 million for the quarter and year-to-date period ended September 28, 2024, respectively.

Proposed merger costs
In August 2024, the Company entered into a definitive agreement under which Mars has agreed to acquire Kellanova, subject to customary closing conditions, including approval of the Company's shareowners and the receipt of required regulatory approvals. In conjunction with the agreement, we incurred pre-tax charges, primarily related to legal and consulting costs, of $22 million for the quarter and year-to-date period ended September 28, 2024.

Business and portfolio realignment
Costs related to reorganizations in support of our Deploy for Growth priorities and a reshaped portfolio; investments in enhancing capabilities prioritized by our Deploy for Growth strategy; and prospective divestitures and acquisitions. As a result, we recorded pre-tax charges, primarily related to reorganizations, of $2 million and $6 million for the quarter and year-to-date period ended September 28, 2024, respectively. Additionally, we recorded pre-tax charges of $1 million for the year-to-date period ended September 30, 2023.

Domestic tax benefit
In September 2024, the Company entered into an agreement to sell a foreign subsidiary in Egypt. In conjunction with the agreement, we recognized a tax benefit of $41 million for the quarter and year-to-date period ended September 28, 2024, related to the excess of tax basis over book on our investment in the subsidiary.

Loss related to divestiture
In July 2023, the Company completed the sale of the Russian business. As a result of completing the transaction, the Company recorded a non-cash loss on the transaction of approximately $113 million, primarily related to the release of historical currency translation adjustments.

Foreign currency translation
We evaluate the operating results of our business on a currency-neutral basis. We determine currency-neutral operating results by dividing or multiplying, as appropriate, the current-period local currency operating results by the currency exchange rates used to translate our financial statements in the comparable prior-year period to determine what the current period U.S. dollar operating results would have been if the currency exchange rate had not changed from the comparable prior-year period.